Exhibit (a)(23)

Barrick and Placer Dome Reach Agreement on Offer Valued at $22.50 per Share

December 22, 2005

This news release contains "forward-looking statements" that are subject to risk factors and assumptions set out in the cautionary note contained within this news release. All amounts are in United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP").

        Vancouver, Canada:    Placer Dome Inc. (NYSE, TSX, ASX: PDG) and Barrick Gold Corporation have reached an agreement on a friendly transaction under which Barrick will increase its offer to acquire Placer Dome. The two companies have entered into a definitive support agreement pursuant to which Barrick will extend the offer until 12:00 midnight (Toronto time) on January 19, 2006, unless withdrawn or extended. The revised offer values the transaction at approximately $10.4 billion on a fully diluted basis.

Under the revised offer, Placer Dome's shareholders will have the right to elect to receive $22.50 in cash or 0.8269 of a Barrick common share plus $0.05 in cash for each Placer Dome common share, subject to pro ration based on the maximum amount of cash and Barrick common shares offered. The maximum amount of cash to be paid by Barrick will be approximately $1.344 billion, and the maximum number of Barrick common shares to be issued will be approximately 333 million, taking into account the conversion of Placer Dome's outstanding convertible debt securities and the exercise of all outstanding share options. Assuming full pro ration of these amounts, this would result in $2.91 in cash and 0.7216 of a Barrick common share for each Placer Dome common share subject to the offer.

Following an extensive review of strategic alternatives, the Board of Directors of Placer Dome has determined that the revised Barrick offer is fair to Placer Dome's shareholders and unanimously recommends that its shareholders accept the offer. Placer Dome's financial advisors, CIBC World Markets Inc., Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated have also each provided opinions to the Placer Dome Board of Directors that, as of December 22, 2005 and subject to the assumptions and limitations on which the opinions are based, the consideration to be received under the offer is fair, from a financial point of view, to Placer Dome's shareholders.

Placer Dome Chief Executive Officer Peter Tomsett said: "The agreement we are announcing today provides Placer Dome shareholders an attractive premium for their shares and an ongoing stake in a dynamic and growing company. The combined company will possess world-class assets and growth opportunities with the scale, financial capacity and expertise to capitalize on them. This combination has the potential to deliver significant value to our shareholders in the near term and over time."

Barrick President and Chief Executive Officer Greg Wilkins said: "We are very excited about the coming together of two great gold mining companies. We can now move forward and deliver value — together — from our assets, people and projects. As a result of the friendly transaction, and with the support of Placer Dome's shareholders, we will be implementing an integration plan in order to capture the substantial synergies as soon as possible and achieve value creation for all shareholders. Together, Barrick and Placer Dome employees have an unparalleled opportunity to achieve the vision of becoming the best gold mining company in the world."

In conjunction with the signing of the definitive support agreement, the price payable to Barrick for the assets of Placer Dome to be acquired by Goldcorp Inc. will be increased on a pro rata basis, from approximately $1.35 billion to approximately $1.485 billion. Goldcorp has confirmed to Barrick its agreement to purchase those assets at that increased price.

The amendment of the previously announced takeover bid is conditional upon, among other things, the Board of Directors of Placer Dome having issued an amended Directors' Circular recommending that Placer Dome shareholders accept the offer.

The mailing to Placer Dome shareholders of a notice of variation and extension amending the offer together with an amended Placer Dome Directors' Circular is expected to occur on or before January 5, 2006. Completion of the offer will be subject to certain conditions including a sufficient number of shares being tendered to the offer such that Barrick would own at least 66 2/3% of Placer Dome's shares on a fully-diluted basis, the receipt of any remaining required regulatory approvals, the absence of a material adverse change with respect to Placer Dome and certain other conditions.

Under the terms of the support agreement, Placer Dome has the right to consider superior proposals from other parties in certain circumstances, but Barrick has the right to match any offer made by another party. The support agreement also provides for the payment of a fee to Barrick by Placer Dome of up to $259.7 million under certain circumstances if the offer is not completed. Barrick has also agreed to appoint three of Placer Dome's current directors to Barrick's Board of Directors.

Placer Dome and Barrick will hold a conference call and webcast on Thursday, December 22, 2005 at 11:00am EST. North American participants can access the call by dialing 1-800-708-7127. International participants please call (415) 904-7309. The live webcast can be accessed at www.placerdome.com.

Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Note to Security Holders:

In response to the original exchange offer by Barrick relating to Placer Dome, Placer

Dome filed in Canada and the U.S. and mailed to its shareholders a Directors' Circular dated November 23, 2005, and filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the original Directors' Circular as an exhibit thereto. In connection with the revised offer described in this document, Placer Dome will file in Canada and the U.S. and mail to its shareholders an amended Directors' Circular and will file with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, which will include the amended Directors' Circular as an exhibit thereto. These amended documents will set forth the full response of the Board of Directors of Placer Dome to the revised offer by Barrick described in this document. Security holders are urged to read the amended Directors' Circular, as well as the amended Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), when they become available, because they will contain important information. Security holders may obtain a free copy of the amended Directors' Circular (when it becomes available) as well as any other documents filed by Placer Dome in connection with the revised offer, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.

For further information please contact:
Investor Relations:
Greg Martin (604) 661-3795
Meghan Brown (604) 661-1577
Media Relations:
Gayle Stewart (604) 661-1911

Shareholder Inquiries:
Georgeson Shareholder Communications Canada Inc.
Placer Dome's Information Agent
Toll-free within North America 1-866-245-2999

Head office
Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, B.C. Canada V7X 1P1
Tel: (604) 682-7082

On the internet: www.placerdome.com

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target",

"believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

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uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

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uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

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uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

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uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

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operating and technical difficulties in connection with mining development activities;

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uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

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uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

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uncertainties related to unexpected judicial or regulatory proceedings;

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changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

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mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

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expected effective future tax rates in jurisdictions in which our operations are located;

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the protection of the health and safety of mine workers; and

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mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

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changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

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the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

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unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

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changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

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environmental issues and liabilities associated with mining including processing and stock piling ore;

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geopolitical uncertainty and political and economic instability in countries which we operate;

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the risk that the Barrick offer may not be completed; or, if the offer is completed, uncertainties regarding the combination of the companies' businesses, the ability to realize growth opportunities and cost savings from the proposed combination, possible business disruption following the transaction and possible regulatory conditions imposed in connection with governmental approvals of the transaction; and,

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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome's Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.